Exhibit 99.2

ASM Wins New ALD Business in Japan at Multiple

High-K Logic Gate Manufacturers

ALMERE, THE NETHERLANDS, July 29, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) (www.asm.com), today announced that it has sold its Pulsar® Atomic Layer Deposition (ALD) system for high-k gates to two top Japanese logic device manufacturers for insertion in the 32/28nm technology node. The tools will be used for hafnium-based high-k gate dielectrics, as well as for the dielectric capping layers used to tune work function of the gate stack. One customer also ordered ASM’s EmerALD® process module for metal gates.

“These orders further extend our leadership position in delivering manufacturing solutions for high-k gates, having now shipped well over 100 Pulsar ALD tools,” said Bob Hollands, Director of Marketing for Transistor Products at ASM. “The performance benefits of high-k films deposited in the Pulsar, and our customer-focused approach that enables process integration solutions, were key factors in gaining these new customers. With process integration knowledge for high-k gates growing, we are seeing the adoption of high-k metal gates now accelerate rapidly. The combination of Pulsar and EmerALD demonstrates the benefit of ASM’s capability to deposit in a clustered system the high-k film, the dielectric capping layer and the metal electrode.”

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International

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